SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

TOKYO KYUKO DENTETSU KABUSHIKI KAISHA
(Name of Subject Company)

TOKYU CORPORATION
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Kazuyoshi Shimojima
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-9603
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attachment I is an English translation of the Notice of the 80th Ordinary General Meeting of Shareholders which was distributed to shareholders of Tokyu Car Corporation on or after June 12, 2002.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

In accordance with Japanese law, beginning June 12, 2002, certain portions of the Attachment I will be available for review and copying at Tokyu Car Corporation's principal business address by shareholders of Tokyu Car Corporation who have voting rights under applicable Japanese law. Such information will be available through the expiration of the six-month period starting immediately after the date of the proposed share exchange.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on April 26, 2002.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yuji Kinoshita

(Signature)

Yuji Kinoshita
General Manager
Group Restructuring Strategy & Investor Relations Division
Corporate Headquarters

(Name and Title)

June 13, 2002

(Date)

Attachment I

Translation: This English translation is being provided to United States shareholders for the sole purpose of complying with certain requirements under United States securities laws and does not constitute a notice of shareholders meeting under the Commercial Code of Japan. It is not intended in any way to substitute or replace the original Japanese version under Japanese law and if there is any discrepancy between the original Japanese version and this translation, the original Japanese version shall govern.

NOTICE TO U.S. SHAREHOLDERS: THIS NOTICE RELATES TO A PROPOSED BUSINESS COMBINATION WHICH INVOLVES THE SECURITIES OF A JAPANESE COMPANY. IT IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF JAPAN WHICH ARE DIFFERENT FROM THOSE IN THE UNITED STATES. FINANCIAL STATEMENTS AND REPORTS OF INDEPENDENT AUDITORS AND THE BOARD OF STATUTORY AUDITORS INCLUDED IN THIS DOCUMENT ARE TRANSLATIONS OF SUCH FINANCIAL STATEMENTS AND REPORTS ORIGINALLY WRITTEN IN JAPANESE AND HAVE BEEN PREPARED IN ACCORDANCE WITH JAPANESE ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR ANY U.S. SHAREHOLDER TO ENFORCE HIS RIGHTS AND ANY CLAIM HE MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN JAPAN, AND MOST OF ITS OFFICERS AND DIRECTORS ARE RESIDENTS OF JAPAN. SUCH U.S. SHAREHOLDER MAY NOT BE ABLE TO SUE A JAPANESE COMPANY OR ITS OFFICERS OR DIRECTORS IN A JAPANESE COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A JAPANESE COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

Tokyu Car Corporation

3-1 Okawa, Kanazawa-ku, Yokohama

Notice of 80th Ordinary General Meeting of Shareholders

June 12, 2002

To All Shareholders:

Dear Shareholder:

You are cordially invited to attend the 80th Ordinary General Meeting of Shareholders of Tokyu Car Corporation, which will be held as per the schedule below.

If you are unable to attend the meeting in person, you may exercise your voting right in writing. To do so, please review the attached reference materials, indicate "for" or "against" for each agenda item shown on the enclosed Exercise of Voting Rights Form, affix your seal to the Form, and return it immediately.

Sincerely,

Takeo Momose
President

1. Date & Time: Thursday, June 27, 2002; 10:00 a.m.

2. Place: Tokyu Car Corporation Head Office Building
3-1 Okawa, Kanazawa-ku, Yokohama
(Disembark at Kanazawa-Hakkei Station on the Keihin Kyuko Railway Line)

3. Meeting Agenda:

Items to be reported:

Business Report, Non-consolidated Balance Sheet, and Non-consolidated Income Statement for the Company's 80th business term which ended on March 31, 2002

Items to be resolved:

Item 1: Approval of proposal for disposition of deficit for 80th business term

Item 2: Approval of share exchange agreement with Tokyu Corporation
(An outline of the proposal follows on pages 19 to 31.)

Item 3: Partial amendment of the Articles of Incorporation
(An outline of the proposal follows on pages 32 to 35.)

Note:
If attending the meeting in person, please present the enclosed Exercise of Voting Rights Form to the reception desk upon arrival.

Attached Document

Fiscal 2001 Business Report

(April 1, 2001 to March 31, 2002)

1. Summary of Business Performance

(1) Sales Activities and Results

During the term ended March 31, 2002, the US economic recession was exacerbated by the terrorist attacks of September 11, and as recession spread around the world, private and public capital investment in Japan decreased, employment and income worsened, and the economy stagnated.

The economic situation was difficult throughout the different business segments of Tokyu Car Corporation, and the term ended with no signs of a recovery. In the domestic railway car business, production remained low, as the railway companies were reluctant to increase capital investment due to sluggish markets in passenger and cargo transport. In the special-purpose on-road vehicle business and the related cargo transport industry, the number of ordinary truck registrations fell to an annual low of below 80,000 - a result of streamlining corporate logistics and general declines in cargo shipments and shipping expenses. In the parking facility equipment business and the related construction industry, there was less demand for parking facility equipment due to a slump in public spending and housing investments, and equipment prices continued to drop as a result of heated price competition.

Amid these conditions, we have integrated our divisions to put them more under the control of management, in order to simplify our organization and facilitate decision-making. At the same time, in order to set up a more direct style of management, we put each of our subsidiary companies under the direct control of a division. Each of the business divisions has been reconstructed in order to improve overall earnings. Efforts were made in the railway car business to establish a new production system and strengthen the container and service engineering businesses. In order to give the special-purpose on-road vehicle business a system more suited to the scale of its sales, production was concentrated in the Gunma Plant and administrative work was integrated. The parking facility equipment business revised its production and marketing systems in order to further strengthen its competitiveness. In January 2002, we formed a company-wide special procurement team to further reduce costs by establishing a method to procure the best materials worldwide for the whole Company.

As a result of these measures, net sales for the term rose slightly, by ¥33 million (0.1%), to ¥49,984 million.

Sales by business segment were as shown on page 5 of the attached documents. In the railway car business, exports of railway cars to Ireland have been completed for the time being, but due to increases in manufacturing railroad equipment for JR, including inspection cars for Shinkansen trains, new experimental cars for next-generation commuter trains, and mass-produced super express railway cars, sales rose 5.4%, or ¥1,137 million, over the previous year, to ¥22,063 million.

In the special-purpose on-road vehicles manufacturing segment, although sales of leading products such as trailers, tank trucks, and vans rose, there was a significant drop in sales of construction-use vehicles such as dump trucks, and sales fell 3.6%, or ¥655 million, from the previous year, to ¥17,446 million.

In the parking facility equipment segment, the Company maintained the top share of the domestic market in supplying equipment for parking facilities, but with the continued decrease in prices due to both competition and a weaker demand for equipment for large-scale facilities, sales declined 11.5%, or 1,031 million from the previous year, to ¥7,903 million.

In the container manufacturing business, sales rose 54.6% or ¥699 million over the previous year to ¥1,979 million, due to increased demand and improved marketing. Mechatronic system equipment and other manufacturing sales fell 16.6%, or 117 million, from the previous year to ¥591 million.

On the earnings side, various measures bore fruit in the second half of the term, and there was a substantial improvement over the previous year's results. However, sluggish sales and incomplete cost reduction measures led to a ordinary loss of ¥1,384 million.

Due to a substantial decline in stock prices, some stocks held by the Company were subject to mandatory impairment accounting, necessitating the posting of approximately ¥2 billion in extraordinary losses. As a result, net loss came to a total of ¥3,176 million for the term ended March 31, 2002.

(2) Future Tasks

Despite hopes for improved economic conditions, and although the downward trend in the semiconductor and overall industrial production seems to have come to an end, we are still not convinced that a full-fledged recovery by the Japanese economy is at hand.

In order to handle these conditions and prepare ourselves for future growth, we are strengthening the efficiency of our materials procurement and working towards full-scale cost reductions, along with streamlining operations and establishing a more profitable marketing system. To bolster revenues, we are strengthening our railway car business, which is beginning to display the positive results of a new production system, expanding our service engineering business, and from this year, utilizing the results of incorporating the mechatronics system equipment manufacturing business to set up these segments as the pillars of our future revenues. In the special-purpose on-road vehicles business, we continue to emphasize and price reductions and downscaling to reflect changes in demand, as we expand our services and support a marketing scheme that more accurately reflects market trends as well as changes in demand resulting from such measures as revised gas emissions laws. In the parking facility equipment manufacturing business, we made more progress with structural reorganization, including reorganization of our subsidiaries, and at the same time expanded our business and strengthened our procurement capacity.

The Company firmly implemented various measures in line with the Tokyu Group policy of "selection and concentration." A unified management system is necessary for the Group to faciliate a profitable corporate structure. On April 25, 2002, the Boards of Directors of Tokyu Car Corporation and Tokyu Corporation agreed and signed a memorandum of understanding to carry out a share exchange on October 1, 2002.

From here on, the staff of the whole Company will exert their utmost efforts to achieve the aims of the aforementioned policy.

We would like to thank our shareholders for their continued understanding and support.

(Reference)

Sales

Business Area	Amount (¥ million)	% of Total Sales	Comparison with the previous year	
			Increase (decrease) (¥ million)	Y-o-y (%)
Railway cars	22,063	44.1	1,137	5.4
Special-purpose on-road vehicles	17,446	34.9	(655)	(3.6)
Parking facility equipment	7,903	15.8	(1,031)	(11.5)
Containers	1,979	4.0	699	54.6
Mechatronic system equipment, etc.	591	1.2	(117)	(16.6)
Total	49,984	100.0	33	0.1

(3) Capital Investment

Capital investment consisted of investment in equipment for the purpose of improving productivity.

(4) Fund procurement

During the term ended March 31, 2002, the Company did not procure funds through issuance of new equity shares or corporate bonds.

(5) Business Indicators

(¥ million)

Terms ended March 31, …	1999 (77th business term)	2000 (78th business term)	2001 (79th business term)	2002 (80th business term)
Net Sales	47,130	57,157	49,951	49,984
Ordinary income	(6,463)	(6,071)	(3,267)	(1,384)
Net income	(1,742)	(7,939)	(3,540)	(3,176)
Net income per share	(¥14.12)	(¥64.36)	(¥28.70)	(¥25.75)
Total assets	85,828	74,296	74,263	73,763
Net assets	37,052	29,112	27,327	23,484

Notes:

1. Parentheses indicate negative figures.
2. Despite extraordinary gains on the sale of land, the Company incurred a net loss during the 77th business term due to prolonged economic stagnation, showing a drop in revenues from the special-purpose on-road vehicles business, combined with a downturn in revenues from a revaluation loss on securities.
3. Despite the sale of land and available-for-sale securities to cancel out extraordinary losses brought about by the implementation of a voluntary retirement plan to streamline personnel, the Company incurred a substantial net loss during the 78th business term due to a drop in special-purpose on-road vehicle and parking facility equipment sales arising from sluggish demand and a drop in sales prices.
4. Despite the large-scale increase in revenues compared to the previous year, the Company incurred a net loss during the 79th business term due to declining sales of railway cars, worsening profitability in the special-purpose on-road vehicles segment, and the expenses involved in the application of retirement benefit and financial product accounting.
5. The results for the reporting 80th business term are as described in the previous section 1-(1), "Sales Activities and Results."
6. The loss per share figure is calculated using the average number of shares issued and outstanding during the term. In accordance with recent revisions to regulations regarding balance sheets, income statements, business reports and supporting schedule, treasury stock is to be deducted from shareholders' equity effective from the 80th business term, and net loss per share is to be calculated by dividing net loss by the total number of shares issued and outstanding, excluding treasury stock.

2. Company Outline (as of March 31, 2002)

(1) Principal Business Lines

The Company manufactures, repairs, and markets the following products.

Business lines	Principal Products
Railway cars	Railway cars, passenger cars, car equipment and parts, railway switches
Special-purpose on-road vehicles	Trailers, tank trucks, vans, environment management vehicles
Parking facility equipment	Large-scale and other mechanical devices for parking facilities
Containers	Railway containers
Mechatronic system equipment, etc.	Environment management system products (waste management systems, etc.), mechatronic system products (rewritable memory card reader-writers, etc.)

(2) Status of Shares

1) Shares authorized 400,000,000
2) Shares issued 123,367,528
3) Number of shareholders 13,090
4) Top ten shareholders

Name	Shareholders' investments in the Company		The Company's investment in major shareholders	
	Shares (thousands)	% of total	Shares (thousands)	% of total
Tokyu Corporation	21,061	17.0	5,868	0.5
The Taiyo Mutual Life Insurance Co.	5,573	4.5	—	—
Keihin Electric Express Railway Co., Ltd.	5,359	4.3	1,217	0.2
The Asahi Bank, Ltd.	4,935	4.0	—	—
The Chuo Mitsui Trust & Banking Co., Ltd.	3,902	3.1	—	—
Tokyu Department Store Co., Ltd.	3,643	2.9	1,630	0.5
Odakyu Electric Railway Co., Ltd.	3,533	2.8	249	0.0
Nippon Life Insurance Company.	3,253	2.6	—	—
The Bank of Yokohama, Ltd.	2,837	2.3	1,320	0.1
Sumitomo Life Insurance Company	2,312	1.8	—	—

Notes:

1. As of March 31, 2002, the Company owns 4,641 thousand common shares (0.0 % shareholding ratio) of Daiwa Bank Holdings, Inc. (Holding company of The Asahi Bank, Ltd.)
2. As of March 31, 2002, the Company owns 704 thousand common shares (0.0 % shareholding ratio) of Mitsui Trust Holdings, Inc. (Holding company of The Chuo Mitsui Trust & Banking Co., Ltd.).
3. The Company's investment in The Bank of Yokohama, Ltd. excludes its non-voting preferred shares.

5) Acquisition, sale and holding of own shares

a) Shares acquired

Acquisition for purchase of less-than-one-unit shares

Common Stock	13,276 shares
Price of shares acquired	¥1,128 thousand

b) Shares sold

Common Stock	6,000 shares
Price of shares sold	¥594 thousand

c) Holdings as of the end of the previous fiscal year

Common Stock	7,451 shares

(3) Employees

Gender	Number	Change from end of previous term	Average age (years)	Average length of service (years)
Male	1,100	(126)	40.0	19.6
Female	68	(17)	33.1	13.1
total	1,168	(143)	39.6	19.2

(4) Subsidiaries and Other Important Relationships

1) Major Subsidiaries

Company	Capital (¥ million)	Equity ownership ratio (%)	Lines of business
Osaka Ekon Kentetsu Co., Ltd.	100	55.0	Manufacture and sale of building materials and conveyance equipment
Tokyu Parking Systems Co., Ltd.	50	100.0	Design, sale, and application of parking equipment
Tokyu Car Service Co., Ltd.	40	100.0	Building and repair of special-purpose on-road vehicles and sale of parts
Tokyu Car Engineering Co., Ltd.	35	100.0	Manufacture of parts for railway cars, components for parking equipment
Tokyu Van Corporation	30	100.0	Manufacture of Van track bodies and parts

2) Consolidated results

Net sales of the above subsidiaries for the term under review was ¥18,038 million, and net income was ¥223 million.

(5) Principal Lenders

Lenders	Loans (¥ million)	Number of the Company's shares held by lenders (thousand, %)	
The Asahi Bank, Ltd.	14,656	4,935	4.0
The Chuo Mitsui Trust & Banking Co., Ltd.	4,962	3,902	3.1

(6) Plants and Offices

Name	Location
Yokohama Plant	Yokohama City, Kanagawa
Gunma Plant	Ora-machi, Ora-gun, Gunma
Osaka Plant	Sakai City, Osaka
Hanyu Factory	Hanyu City, Saitama
Tokyo Office	Setagaya-ku, Tokyo
Hokkaido Office (Sapporo)	Sapporo City, Hokkaido
Hokkaido Office (Obihiro)	Obihiro City, Hokkaido
Tohoku Office	Sendai City, Miyagi
Kan-etsu Office (Niigata)	Niigata City, Niigata
Kan-etsu Office (Nagano)	Nagano City, Nagano
Kan-etsu Office (Omiya)	Saitama City, Saitama
Kanto Office (Ibaraki)	Tsuchiura City, Ibaraki
Kanto Office (Tokyo)	Koto-ku, Tokyo
Kanto Office (Kanagawa)	Yokohama City, Kanagawa
Kanto Office (Shizuoka)	Shizuoka City, Shizuoka
Kinki Office	Osaka City, Osaka
Chubu Office (Nagoya)	Nagoya City, Aichi
Chubu Office (Kanazawa)	Kanazawa City, Ishikawa
Chugoku/Shikoku Office (Okayama)	Okayama City, Okayama
Chugoku/Shikoku Office (Hiroshima)	Hiroshima City, Hiroshima
Chugoku/Shikoku Office (Matsuyama)	Matsuyama City, Ehime
Kyushu Office (Fukuoka)	Fukuoka City, Fukuoka
Kyushu Office (Kagoshima)	Kagoshima City, Kagoshima

(7) Directors and Corporate Auditors

Position	Name
Chairman	Takahisa Tozawa
President	Takeo Momose(Representative Director)
Executive Vice President	Yasuo Ajima(Representative Director, President's Assistant in charge of Special-Purpose On-Road Vehicle Division & Urban Environment Development Division)
Senior Managing Directors	Nobuhiro Maruko (In charge of Railway Car Division and Leader of Company-Wide Special Procurement Team)
	Masayuki Takanashi (In charge of Planning Office & Technology Development Department)
Executive Directors	Yuji Kobayashi (In charge of General Affairs & Accounting Departments)
	Mitsuhisa Isogai (General Manager of Railway Car Division)
Directors	Tadao Yoshida (General Manager of Accounting Department)
	Hiroshi Otsuka (General Manager of Special-Purpose On-Road Vehicle Division)
	Hideo Momose (General Manager of Planning Office)
	Masatsugu Sakamoto (General Manager of General Affairs Department)
	Masayoshi Takai (Deputy General Manager of Railway Car Division)
	Yoichi Shirahata (General Manager of Urban Environment Development Division.)
	Tsuneyuki Nagano (Deputy General Manager of Special-Purpose On-road Vehicle Division)
	Shinobu Shimizu (Chairman of Tokyu Corporation)
	Ichiro Hiramatsu (Chairman of Keihin Electric Express Railway Co., Ltd.)
	Makoto Kitanaka (President of Odakyu Electric Railway Co., Ltd.)
Standing Corporate Auditors	Takashi Yoshio
	Katsuji Suzuki
Corporate Auditors	Kenichiro Kakimoto (Standing Corporate Auditor of Tokyu Corporation)
	Gunji Kiba (President of Shiroki Industrial Co., Ltd.)

Notes:

1. Senior Managing Director Mamoru Takekoshi, Directors Masahiko Masuda, Nobuo Miyatani, Takashi Yamamori, Norio Fukazawa, Nobutane Hirayama, Takashi Takigami, Kenichi Kuwayama, Hatsuichi Okimoto, Corporate Auditors Yusaku Otani (standing), Kuniyoshi Ihara, and Yoshitada Fujimaki resigned from their positions due to the expiration of their term of office, as of June 28, 2001.
2. All the Corporate Auditors are Outside Auditors as stipulated in the Article 18, Item 1 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha.

3. Subsequent Events

At a meeting held on April 25, 2002, the Board of Directors resolved to make Tokyu Car Corporation a wholly owned subsidiary of Tokyu Corporation by means of a share exchange, and Directors of both companies signed a memorandum of understanding, according to which a share exchange will be carried out on October 1, 2002, upon approval at the Ordinary General Meeting of Shareholders to be held at the end of June 2002.

Non-consolidated Balance Sheet

(As of March 31, 2002)

	(¥ million)
Assets	
Current assets:	**39,137**
Cash and deposits	5,823
Trade notes receivable	6,959
Accounts receivable	15,292
Marketable securities	21
Finished goods / Semi-finished goods	492
Work in progress	6,709
Raw materials / Supplies	1,718
Advance payments	93
Prepaid expenses	253
Short-term loans	1,644
Others	598
Allowance for doubtful accounts	(471)
Noncurrent Assets:	**34,626**
Tangible fixed assets	22,355
Buildings	8,019
Structures	2,089
Machinery and equipment	3,250
Vehicles and transportation equipment	148
Tools, furniture and fixtures	506
Land	7,851
Construction in progress	488
Intangible fixed assets	100
Patent rights	4
Leaseholds	21
Software	47
Rights of equipment utilization	4
Others	20
Investments and other assets	12,170
Investments in securities	10,891
Investments in subsidiaries	175
Investments in capital	1
Long-term loans	12
Long-term prepaid expenses	86
Others	1,129
Allowance for doubtful accounts	(125)
Total assets	73,763

Non-consolidated Balance Sheet

(As of March 31, 2002)

	(¥ million)
Liabilities	
Current liabilities:	**44,330**
Trade notes payable	8,000
Accounts payable – trade	5,580
Short-term bank loans	28,877
Accounts payable – other	612
Income tax payable	38
Other taxes payable	96
Accrued expenses	59
Advances received	13
Deposits received	250
Deferred income	13
Reserve for employees' bonuses	392
Others	394
Long-term liabilities:	**5,948**
Long-term debt	3,000
Deferred tax liabilities	788
Reserve for employees' retirement benefits	2,160
Total liabilities	50,279
Shareholders' equity	
Common stock	**14,047**
Statutory reserve	**19,461**
Capital surplus	18,029
Legal reserve	1,432
Deficit	**11,113**
Reserve for accelerated depreciation	212
General reserve	5,160
Undisposed deficits	16,486
(Including net loss)	3,176
Net unrealized gain on available-for-sale securities, net of tax	**1,089**
Treasury stock	**(0)**
Total shareholders' equity	23,484
Total liabilities and shareholders' equity	73,763

Notes:

1. The figures above have been rounded down to the nearest million yen.
2. Receivables from and payables to subsidiaries:

Short-term monetary receivables from subsidiaries	¥4,951 million
Short-term monetary payables to subsidiaries	¥885 million

3. Accumulated depreciation of tangible fixed assets ¥26,116 million
4. The Company uses computers and peripheral equipment under lease contracts in addition to those principal fixed assets shown on the balance sheet.
5. Assets pledged as collateral

Tangible fixed assets	¥1,896 million
Investments in securities	¥427 million

6. Guaranty obligations ¥7 million
7. Net loss per share ¥25.75
8. Deferred assets, etc.
   The net assets, which is not available for dividend in accordance with stipulations in Article 290, Clause 1-6 of the Commercial Code amounts to ¥1,089 million.

Non-consolidated Income Statement

(For the year ended March 31, 2002)

	(¥ million)
Ordinary income/loss	
Operating income/loss	
Operating revenues	
Net sales	49,984
Operating expenses	
Cost of sales	45,316
Selling, general and administrative expenses	5,203
Operating loss	535
Non-operating income/loss	
Non-operating revenues	
Interest and dividend received	142
Other non-operating revenues	742
Non-operating expenses	
Interest paid	486
Other non-operating expenses	1,246
Ordinary loss	1,384
Extraordinary income/loss	
Extraordinary gains	
Gain on prior period adjustments	299
Gain on disposal of fixed assets	410
Other extraordinary income	31
Extraordinary losses	
Loss on sale of fixed assets	100
Loss on disposal of fixed assets	179
Loss on valuation of investment securities	2,051
Loss on liquidation of subsidiaries	127
Other extraordinary losses	36
Loss before income taxes	3,137
Income taxes	38
Net loss	3,176
Losses brought forward	13,309
Unappropriated disposed losses	16,486

Notes:

1. The figures above have been rounded down to the nearest million yen.
2. Sales to subsidiaries ¥7,046 million
   Purchases from subsidiaries ¥9,413 million
   Non-operating transactions with subsidiaries ¥1,000 million

Summary of Significant Accounting Policies on Non-consolidated Balance Sheets and Income Statements

1. Securities valuation standards and methods

Investments in subsidiaries and affiliates are stated at cost, as determined by the moving-average method. Other securities with market value are stated at market value, based on the market price on the account settlement date (Unrealized gains or losses are directly charged to shareholders' equity and costs of sale are determined by the moving-average method.) Other securities without market value are stated at cost, as determined by the moving-average method.

2. Inventory valuation standards and methods

Finished products, semi-finished products, and work in progress are stated at the lower-of-cost-or-market method, using the weighted-average method. Raw materials and stores of supplies are stated at the lowerofcostormarket method, using the weightedaverage method.

3. Amortization of fixed assets

Tangible fixed assets are depreciated using the straight-line method. Intangible assets are amortized using the straight-line method except for internal-use software, which is amortized using the straight-line method over the five-year period of its useful life, in accordance with Company regulations. Long-term prepaid expenses are amortized using the straight-line method, over the effective period.

4. Allowances

Allowances for doubtful accounts:

Allowances for doubtful accounts are generally based on historical default rates. Claims whose collectibility is deemed doubtful are calculated on the basis of the expected uncollectible amounts, giving due consideration to specific circumstances.

Employees' bonuses:

Provisions for employees' bonuses are calculated on the basis of expected future bonus payments.

Retirement benefit allowances:

Provisions for retirement benefit allowances are calculated on the basis of expected amounts of such obligations and pension assets at term end, and recognized as accrued for the accounting period. The cumulative effect of ¥10,791 million arising from the change of accounting standards will be evenly amortized over a 15-year period. Using the straight-line method, the actuarial difference will be amortized over a certain period within the average employee's remaining term of service, beginning with the term after the difference is recognized.

5. Leases

Finance leases other than those that are deemed to transfer the ownership of the leased asset to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

6. Consumption taxes

Withheld consumption tax and paid consumption tax are not included in the accompanying statements of income.

7. Additional information

Change in presentation categories:

In accordance with revisions made to the regulations on financial statements, treasury stock is posted as an exclusion under shareholders' equity. This change has no effect on assets or shareholders' equity.

The Statement of Proposed Disposition of Deficit

(Yen)

Undisposed deficits for the period	16,486,437,212
Proposed disposition is as follows:	
Losses carried forward to the following term	16,486,437,212

Translation of a report originally issued in Japanese except for *the last paragraph.*

Audit Report

May 14, 2002

Mr. Takeo Momose, President
Tokyu Car Corporation

Shin Nihon & Co.
/s/ Akira Torii
Daihyo Shain and Kanyo Shain
Certified Public Accountant

/s/ Jun Uemura
Kanyo Shain
Certified Public Accountant

We have audited the balance sheet, the income statement, the business report (limited to matters concerning accounting), the statement of proposed disposition of deficit, and the related schedules (limited to matters concerning accounting) of Tokyu Car Corporation for the 80th business year ended March 31, 2002 for the purpose of reporting under the provisions of Article 2 of "the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accounting records of the Company and its subsidiaries. Our audit was made in accordance with generally accepted auditing standards and, accordingly, included the auditing procedures normally considered necessary. The audit also included procedures we considered necessary with respect to the Company's subsidiaries.

In our opinion,

(1) the balance sheet and the income statement present fairly the financial position and the results of operations of the Company in conformity with related regulations and the Articles of Incorporation of the Company,

(2) the business report, as far as the accounting data included in such report is concerned, presents fairly the status of the Company in conformity with related regulations and the Articles of Incorporation of the Company,

(3) the statement of proposed disposition of deficit has been prepared in conformity with related regulations and the Articles of Incorporation of the Company, and

(4) the related schedules, as far as the accounting data included in such schedules is concerned, have been prepared in conformity with the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Note:
On July 1, 2001, Century Ota Showa & Co. changed its name to Shin Nihon & Co.

The accompanying financial statements have been prepared in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The standards, procedures and practices to audit such financial statements are those which are generally accepted and applied in Japan.

Translation of a report originally issued in Japanese.

Audit Report

May 17, 2002

Mr. Takeo Momose, President
Tokyu Car Corporation

This Board of Corporate Auditors has received a report from the respective auditors concerning the method of the audit and the results of an investigation on the Tokyu Car Corporation directors' performance of duties for the 80th business term, beginning on April 1, 2001 and ending on March 31, 2002, and has prepared this audit report, as follows.

1. Summary of Board of Corporate Auditors' Auditing Method

In accordance with auditing methods stipulated by the Board of Directors and common practice, the respective corporate auditors conducted their audit by attending important meetings including the Board of Directors' meetings, auditing business reports reading important approved documents, and investigating the performance of work duties and the condition of properties at the head office and major branch offices. The corporate auditors also requested regular business reports of the Company's subsidiaries and investigated the work and properties of major subsidiaries. They also received reports and explanatory statements from the certified public accountants and examined their accounting statements and supporting schedules.

When necessary, the auditors requested directors to submit reports containing explanations of auditing methods, transactions with competitors, disadvantageous transactions between the directors and the Company, free benefits provided by the Company, non-customary transactions with subsidiaries and/or shareholders, and acquisition or disposal of Company shares, and examined the details of the transactions in these reports.

2. Audit Conclusions

(1) We certify that the methods and conclusions of the audit conducted by Shin Nihon & Co. were reasonable and fair.

(2) We certify that the business report represents a fair statement of the Company, in accordance with the law and the Company's Articles of Incorporation.

(3) We certify that there are no matters in the statement of proposed disposition of deficits that need to be pointed out in light of the properties and other conditions of the Company.

(4) We certify that the supporting schedules are stated accurately and that they contain no matters that need to be pointed out.

(5) We certify that there are no unfair practices or important facts that violate the law or Articles of Incorporation in the performance of work duties by the directors, including work related to Company subsidiaries.
We also certify that there are no infringements of duties on the part of directors in their transactions with competitors, disadvantageous transactions between the directors and the Company, free benefits provided by the Company, non-customary transactions with subsidiaries and/or shareholders, and the acquisition or disposal of Company shares.

3. Subsequent Events

The Company Board of Directors reported the execution of a memorandum of understanding, on April 25, 2002, concerning a share exchange with Tokyu Corporation.

Tokyu Car Corporation Board of Corporate Auditors
/s/ Takashi Yoshio,
Standing Corporate Auditor
/s/ Katsuji Suzuki,
Standing Corporate Auditor
/s/ Kenichiro Kakimoto,
Corporate Auditor
/s/ Gunji Kiba,
Corporate Auditor

Note:
All corporate auditors are outside corporate auditors, as stipulated in Article 18 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha.

Reference Materials for Exercise of Voting Rights

1. Total number of shareholder voting rights: 121,843

2. Reference materials for agenda items

Item 1: Approval of proposal for disposition of deficit for the 80th business term

The proposed disposition of deficit is as shown on page 16 of the attached documents.

We regret to inform our shareholders that we will not be able to pay dividends due to the unavoidable losses incurred for the term which ended on March 31, 2002.

Item 2: Approval of agreement on the share exchange between the Company and Tokyu Corporation

1. Purpose and Reason for the Share Exchange

The Company, a manufacturing company of the Tokyu Group with Tokyu Corporation as its parent company, has rationalized management through such measures as the streamlining of production systems and organizations, and the curtailment of procurement costs, etc. These initiatives have followed a policy of "selection and concentration," which is a means of implementing integrated management of the Group.

However, the profitability of the Company has worsened over the past several years, reflecting weak demand for transportation, and a fall in selling prices, among other factors, and the Company has continued to post operating losses. The Company believes it is necessary to implement business reforms much more speedily in light of the economic situation and the severe business environment, and has repeatedly examined its business prospects.

The Company will be able to deploy its management resources, including the technologies that it has accumulated to date, in the Group more effectively than in the past by becoming a wholly-owned subsidiary of Tokyu Corporation through a share exchange with Tokyu Corporation. The Company believes that, with such a share exchange, it will be able to conduct its business in a way that is integrated with Tokyu Corporation which will hold 100% of the Company's shares, and will improve the value of the Group enterprise. The Company determined that a share exchange with Tokyu Corporation would be the most appropriate option for enabling it to carry out its business continuously, and therefore concluded a share exchange agreement with Tokyu Corporation on May 27, 2002.

The date of the share exchange will be October 1, 2002, and 0.167 stocks of Tokyu Corporation will be allocated and delivered for one (1) stock of the Company.

We would appreciate the understanding of our shareholders with respect to the purpose of this share exchange, and ask them to approve the share exchange agreement.

2. Details of the Share Exchange Agreement

The details of the share exchange agreement that was signed by the Company and Tokyu Corporation on May 27, 2002 are as shown below.

(1) Share Exchange Agreement (Translation)

Share Exchange Agreement
(hereinafter this "Agreement")

This Agreement is made and entered into as of May 27, 2002 by and between TOKYU CORPORATION(hereinafter "TOKYU") and TOKYU CAR CORPORATION (hereinafter "Tokyu Car") in connection with the basic matters regarding the execution of the share exchange.

Article 1 Execution of share exchange

TOKYU and Tokyu Car shall execute a share exchange pursuant to Articles 352 through 363 of the Commercial Code of Japan that causes TOKYU to become the wholly-owning parent company of Tokyu Car and Tokyu Car to become a wholly-owned subsidiary of TOKYU.

Article 2 Amendment of the Articles of Incorporation

Effective from the date of the share exchange, TOKYU shall amend its Articles of Incorporation as follows:

Insert between the last item and the item prior thereto of Article 2 of the Articles of Incorporation the following item and renumber the items accordingly:

"Manufacture, repair and sales of railroad vehicles, cars, containers and a parking system as well as their components"

Article 3 Issuance and allotment of shares upon Share Exchange

TOKYU will issue 17,085,175 shares of common stock on the occasion of the share exchange, and distribute 0.167 shares of TOKYU common stock for each one (1) share of Tokyu Car common stock held by all shareholders (except TOKYU) based on Tokyu Car's List of Shareholders (including the List of Beneficiary Shareholders, hereafter the same) effective the day before the date of the Share Exchange.

Article 4 Calculation date for the payment of dividends

The record date for the purposes of determining payment of dividends on the new shares of TOKYU stock, which are issued on the occasion of the share exchange in accordance with Article 3, shall be October 1, 2002.

Article 5 The amount of share capital, and capital surplus required

TOKYU's amount of share capital and capital surplus to be increased due to the share exchange is as follows.

(1) Share capital

No increase

(2) Capital surplus

To be increased by the amount of Tokyu Car's net assets on the day of the share exchange multiplied by the ratio of the Tokyu Car shares to be transferred to TOKYU through the share exchange to the total number of issued shares of Tokyu Car.

Article 6 General shareholders' meeting for the approval of share exchange agreement

Both TOKYU and Tokyu Car shall at their Shareholder Meetings (hereinafter "general meeting approval of share exchange agreement") to be convened on June 27, 2002, pass resolutions regarding the necessary items for the approval of this contract and the exchange of shares. However this date may be changed, if necessary, upon consultation between TOKYU and Tokyu Car.

Article 7 Date of Share Exchange

The date of the share exchange shall be October 1, 2002. However this date may be changed, if necessary, upon consultation between TOKYU and Tokyu Car.

Article 8 Payment of dividends before the date of the share exchange

TOKYU will pay dividends of 2.5 Japanese Yen per each TOKYU share to its shareholders or recorded pledgees based on the Record of Shareholders on March 31, 2002 for an aggregate total of not more than 2,808,877,303 Japanese Yen.

Article 9 Terms of officers appointed before the date of the share exchange

The term of any person who held office as the director or auditor of TOKYU before the date of the share exchange will remain in said position for the term predetermined as long as there is no exchange of shares as referred to in this Agreement.

Article 10 Management of company assets

Subsequent to the execution of this agreement and on or before the date of share exchange, TOKYU and Tokyu Car shall exercise due care in conducting their business and managing and administering their assets. Any transaction that materially affects the assets or rights and obligations of TOKYU or Tokyu Car shall be made upon prior consultation between TOKYU and Tokyu Car.

Article 11 Changes in the terms of the share exchange and termination

On or after the execution of this Agreement until the date of share exchange, TOKYU and Tokyu Car may amend or terminate this Agreement upon mutual consultation in case of material changes in the financial circumstances or business of either TOKYU or Tokyu Car.

Article 12 Validity of this Agreement

This Agreement shall lose its validity if either TOKYU or Tokyu Car is unable to gain general meeting approval of share exchange agreement as stated in Article 6.

Article 13 Matters subject to consultation

In addition to the matters described in this Agreement, the necessary matters related to the share exchange shall be determined upon consultation between TOKYU and Tokyu Car in accordance with this contract.

This agreement has been executed in duplicate, each party retaining one copy thereof.

May 27, 2002

TOKYU CORPORATION /s/ Kiyofumi Kamijo
President and Representative Director
TOKYU CORPORATION
5-6 Nampeidai-cho,Shibuya-ku,Tokyo

Tokyu Car Corporation /s/ Takeo Momose
President
Tokyu Car Corporation
3-1 Ookawa, Kanazawa-ku, Yokohama, Kanagawa

(2) Reference materials concerning the share exchange agreement

Revision of Articles of Incorporation (Article 2 of Share Exchange Agreement)

1) Purpose of revision

The purpose is to amend the business objectives of Tokyu Corporation since the Company will become its wholly-owned subsidiary through a share exchange

2) Details of revision

The details of the revision are as shown below.

(Underlined portions indicate amendments)

Present articles of incorporation	Draft based on the proposal for revisions to the Article at the General Meeting of Shareholders of Tokyu Corporation	Article of Incorporation after proposed revisions
(Objectives) **Article 2** The Company shall engage in the following businesses.	(Objectives) **Article 2** The Company shall engage in the following businesses.	(Objectives) **Article 2** The Company shall engage in the following businesses.
(1 through 17 are omitted.)	(1 through 17 are omitted.)	(1 through 17 are omitted.)
(Addendum based on proposal to revise Articles of Incorporation)	18. High frequency broadcasting business, based on the Broadcast Act	18. High frequency broadcasting business, based on the Broadcast Act
(Addendum through this proposal)	(Addendum based on this proposal)	19. Manufacture, repair and sales of railroad vehicles, cars, containers and a parking system as well as their components
18. All business incidental or related to the preceding Items	19. Same as the present Item 18	20. Same as the present Item 18

Notes:

1. The revisions underlined in the second column (Draft based on proposal for revisions of Articles at the General Meeting of Shareholders of Tokyu Corporation) will take effect after approval of said proposal.
2. If approved, the revisions underlined in the third column (Articles of Incorporation after proposed revisions) will take effect on the date of the share exchange.

3. Explanation of the share exchange ratio pursuant to Article 354, Item 2, Paragraph 1 of the Commercial Code

(Translation)

Basis for Share Exchange Ratio

The Company decided upon the following rate for allocating Tokyu Corporation shares to the Company shareholders (hereinafter referred to as the "Share Exchange Ratio") when the Company becomes the wholly-owned subsidiary of Tokyu Corporation through a share exchange with Tokyu Corporation.

1) In negotiating the Share Exchange Ratio with Tokyu Corporation about the Share Exchange Ratio, the Company requested Mizuho Securities Co., Ltd. (hereinafter referred to as "Mizuho Securities") to estimate a fair range of the Share Exchange Ratio. Mizuho Securities compared and analyzed values per share of the Company and Tokyu Corporation (hereinafter collectively referred to as "Both Companies") based mainly on a historical market price analysis, a discounted cash flow (DCF) analysis and a comparable company analysis. With respect to a historical market price analysis, Mizuho Securities analyzed the historical market prices and volumes for the common stock of Both Companies and estimated values per share based on their average closing prices during the past one, three and six months. A DCF analysis involved an analysis of the present value of the projected future cash flows based on the business plans submitted by Both Companies, using discount rates derived, among others, from the analyses of the weighted average cost of capital. Using the publicly available financial data of selected peer companies for each segment of Both Companies, Mizuho Securities analyzed the public trading multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) and the enterprise value (market capitalization plus net debt plus minority interest) of the peer companies.

   As a result of the above comparison and analyses, Mizuho Securities has reached the estimated range of the Share Exchange Ratio at 0.149 to 0.213 shares of the Tokyu Corporation stock in exchange for 1 share of the Company stock, and delivered the written report of such effect to the Company.

2) After negotiation with Tokyu Corporation on the basis of these results, the Company Board of Directors, on April 25, 2002, authorized a draft memorandum of understanding to the effect that the Share Exchange Ratio shall be 0.167 shares of the Tokyu Corporation stock in exchange for 1 share of the Company stock. The Company signed a memorandum of understanding concerning the share exchange with Tokyu Corporation on the same date. Upon the resolution of the Company Board of Directors as set forth above, Mizuho Securities expressed its opinion that the Share Exchange Ratio is fair from a financial point of view to the Company shareholders.

3) Thereafter Both Companies deliberated on the provisions of the share exchange agreement. On May 27, 2002 the Company Board of Directors authorized a draft agreement to the effect that 0.167 shares of common stock of Tokyu Corporation shall be allocated to the Company shareholders in exchange for 1 share of common stock of the Company, and the Company entered into the share exchange agreement with Tokyu Corporation on the same date.

4. Details of the balance sheets and income statements of the parties to the share exchange agreement are as provided for in Article 354, Paragraph 1, Items 3 to 6 of the Commercial Code

(1) The balance sheets and income statements of the Company are as shown on pages 11 to 16 of the attached documents.

(2) The balance sheets and income statements of Tokyu Corporation are as shown below.

Tokyu Corporation

Non-consolidated Balance Sheet

(As of March 31, 2002)

	(¥ million)
Assets	
Current assets:	**187,604**
Cash and deposits	4,251
Accrued fares	1,511
Accounts receivable	16,905
Accrued revenues	1,438
Accrued consumption taxes	421
Short-term loans	14,348
Land and buildings for sale	135,733
Supplies	2,777
Prepaid expenses	886
Deferred tax assets	2,961
Others	8,032
Allowance for doubtful accounts	(1,664)
Noncurrent assets:	**1,386,152**
Fixed assets for railway business	287,766
Fixed assets for real estate business	172,197
Fixed assets for hotel business	45,210
Fixed assets for other businesses	93,297
Fixed assets for operations as a whole	18,208
Construction in progress	349,185
Investments and other noncurrent assets	420,285
Investments in subsidiaries	230,113
Investments in securities	129,864
Investments in capital	916
Long-term loans	19,482
Long-term prepaid expenses	6,908
Long-term deferred tax assets	22,819
Other investment	22,143
Allowance for doubtful accounts	(11,961)
Total assets	1,573,756

Tokyu Corporation

Non-consolidated Balance Sheet

(As of March 31, 2002)

	(¥ million)
Liabilities	
Current liabilities	**440,824**
Short-term loans	240,666
Current portion of bonds	37,690
Accounts payable	12,828
Accrued expenses	5,003
Accrued income tax	5,120
Deposited revenues of tie-up companies from railway operations	2,756
Deposits received	13,331
Prepaid fares received	6,848
Advances received	97,723
Reserve for employees' bonuses	3,807
Commercial paper	8,000
Others	7,047
Long-term liabilities	**831,650**
Bonds	327,300
Long-term debt	381,878
Reserve for employees' retirement benefits	12,230
Reserve for directors' retirement benefits	1,508
Others	108,732
Reserves under special law	**43,771**
The Urban Railways Improvement Reserve	43,771
Total liabilities	**1,316,246**
Shareholders' equity	
Share capital	**108,819**
Statutory reserve	**130,674**
Capital surplus	117,671
Legal reserve	13,002
Surplus	**18,911**
General reserve	950
Unappropriated retained earnings	17,961
(Including net income)	7,656
Net unrealized loss on investments in other securities, net deferred tax liabilities	**(716)**
Treasury stock	**(179)**
Total shareholders' equity	257,509
Total liabilities and shareholders' equity	1,573,756

Notes:

1. The figures above have been rounded down to the nearest million yen.
2. Accumulated depreciation of tangible fixed assets: ¥492,874 million
3. Fixed assets for business operations: ¥596,096 million
   - Land: ¥124,277 million
   - Buildings: ¥220,582 million
   - Structures: ¥195,720 million
   - Rollingstock: ¥30,244 million
   - Others: ¥25,271 million

   Intangible assets: ¥20,583 million
4. Short-term receivables from subsidiaries: ¥18,056 million
   Long-term receivables from subsidiaries: ¥24,456 million
5. Short-term payables to subsidiaries: ¥8,543 million
   Long-term payables to subsidiaries: ¥7,515 million
6. Assets pledged as collateral:
   Tangible fixed assets for railway operations: ¥275,784 million
   Tangible fixed assets for real estate businesses: ¥34,022 million
7. Principal assets and liabilities denominated in foreign currency.
   Investments in subsidiaries: ¥23,055 million
   (in foreign currencies: US$145,132 thousand, CAN$41,425 thousand; S$17,000 thousand)
   Investments in securities: ¥9,416 million
   (in foreign currencies: S$89,047 thousand, M$29,508 thousand)
8. Guarantee obligations (including guarantee subscription): ¥94,694 million
   (including amounts in foreign currencies equivalent to ¥7,853 million)
   (in foreign currencies:CAN$86,700 thousand; S$8,300 thousand)
9. Earnings per share: ¥6.86
10. Provision for and reversal of the Urban Railways Improvement Reserve are carried out in accordance with stipulations in Article 8 accompanying the enactment of the law for the reserve regarding urban railways facilities expansion.

Tokyu Corporation

Non-consolidated Statement of Income

(For the years ended March 31, 2002)

	(¥ million)
Ordinary income /loss	
Operating income/loss	
Railway	
Operating revenues	132,486
Operating expenses	102,320
Operating income	30,166
Real estate	
Operating revenues	103,463
Operating expenses	86,297
Operating income	17,165
Hotel	
Operating revenues	50,367
Operating expenses	52,487
Operating income	(2,120)
Other businesses	
Operating revenues	15,641
Operating expenses	18,657
Operating income	(3,015)
Operating income	42,196
Non-operating income/loss	
Non-operating revenues	
Interest and dividends received	1,870
Others	5,054
Non-operating expenses	
Interest paid	24,423
Others	7,225
Ordinary income	**17,473**

Notes:

The figures with parenthesis indicate loss.

	(¥ million)
Extraordinary income/loss	
Extraordinary gains	
Gain on sale of fixed assets	3,559
Gain on sale of investments in securities	738
Contribution in aid of construction	13,315
Reversal of the Urban Railways Improvement Reserve	5,307
Others	249
Extraordinary losses	
Loss on sale of fixed assets	2,468
Loss on advanced depreciation of tangible fixed assets	7,447
Write-down of investments in subsidiaries	10,765
Write-down of investments in securities	1,519
Provision to the Urban Railways Improvement Reserve	2,310
Others	1,199
Income before income taxes	14,932
Income taxes – current	8,308
Income taxes – deferred	(1,032)
Net income	7,656
Retained earnings brought forward	13,114
Interim dividend paid	2,809
Unappropriated retained earnings	17,961

Notes:

1. The figures above have been rounded down to the nearest million yen.

2. Operating revenues:	¥301,959 million
3. Operating expenses:	¥259,762 million
Operating expenses for railway operations and cost of sales:	¥129,478 million
Selling, general and administrative expenses:	¥74,295 million
Taxes:	¥13,710 million
Depreciation expenses:	¥42,277 million
4. Transactions with subsidiaries:	¥92,910 million
Operating revenues:	¥3,161 million
Operating expenses:	¥36,526 million
Transactions other than operating transactions:	¥53,221 million

Summary of Significant Accounting Policies on Non-Consolidated Financial Statements

The accounting methods and procedures adopted for preparing balance sheets, income statements, and other financial statements are as follows.

1. Securities valuation standards and methods

Held-to-maturity bonds are amortized or accumulated from cost to their face value.

Investments in subsidiaries and affiliates are stated at cost, as determined by the moving-average method. Other securities with market value are stated at market value, based on the market price on the account settlement date (unrealized gains or losses are charged directly to shareholders' equity and costs of sale are determined by the moving-average method). Other securities without market value are stated at cost, as determined by the moving-average method.

2. Inventory valuation standards and methods

Supplies are stated at cost, as determined by the moving-average method. Land and buildings for sale are stated at cost, determined by the average method in each area.

(Individual development costs and isolated land are stated at cost, as determined by specific identification.)

3. Tangible fixed asset depreciation method

Tangible fixed assets are depreciated using the declining balance method. However, the replacement assets within the structures for railway business are depreciated using the replacement method. The straight-line method is used for some lease assets. Depreciation using the straight-line method is also used for buildings (excluding attached facilities) acquired on and after April 1, 1998.

4. Amortization of internal-use software

Internal-use software is amortized using the straight-line method over the five-year period of its useful life.

5. Allowance calculation methods

(a) Allowances for doubtful accounts:

Allowances for doubtful accounts are generally based on historical default rates. Claims whose collectibility is deemed doubtful are calculated on the basis of the expected uncollectible amounts, giving due consideration to specific circumstances.

(b) Reserve for employees' bonuses:

Provisions for employees' bonuses (including those for directors retaining employee's status) are calculated on the basis of expected future bonus payments.

(c) Retirement benefit allowances:

Provisions for retirement benefit allowances are calculated on the basis of expected amounts of such obligations and pension assets at term end, and recognized as accrued for the accounting period. Using the straight-line method, the actuarial difference will be amortized over a certain period within the average employee's remaining term of service, beginning with the term after the difference is recognized. The company funds some assets on behalf of a portion of retirement benefit under the qualified pension plan.

(d) Reserve for directors' retirement benefits:
To prepare for payment to directors or corporate auditors upon their retirement, the Company provides such severance allowance as a reserve stipulated in Article 287-2 of the Commercial Code, with the standard amounts based upon the Company's internal regulations.

6. Consumption Taxes

Consumption tax withheld and consumption tax paid are not included in the accompanying statements of income.

Change in presentation categories:

Until the previous fiscal year, railway advertising revenues and costs have offset each other and the net amount was charged into operating revenue from railway operations, but such revenues and expenses have become more important, and they are presented as a gross amount from this fiscal year. Accordingly, both operating income and operating expenses concerning the railway business increased ¥4,156 million to compare with the previous method.

Also, until the previous fiscal year, directly-managed travel agencies and eating and drinking establishments had been included in the railway business as incidental to the railway business, but in line with changes implemented after a review of business segments and the corporate organization, they are now managed from the unified viewpoint of efficient use of assets. Thus, from this fiscal year, they have been moved from the railway business segment to the real estate business segment. Accordingly, to compare with the previous method, operating revenues under the real estate segment rose ¥1,632 million, and fell by the same amount under the railway business. The operating income for the real estate segment declined by ¥26 million and rose by the same amount in the railway business. Fixed assets for the real estate business rose ¥118 million and fell by the same amount under the railway business.

Additional Information

In accordance with revisions made to the regulations on financial statements, treasury stock, which was posted under assets, is to be posted as a deduction of shareholders' equity.

Item 3: Partial amendment of the Articles of Incorporation

1. Reasons for the amendments

(1) A legal amendment to the Commercial Code, or Law Number 79 of 2001, which took effect on October 1, 2001, abolished the system of par value capital stock and revised the unit system. Accordingly, the regulations concerning par value stock (present Article 6) were deleted from the present Articles of Incorporation, and provisions to apply the new-unit system and forbid the issuance of stock certificates for less than 1 unit were added to the Articles (proposal for amended Article 6). Necessary amendments were also made to the regulations in the present Articles of Incorporation concerning transfer agents and the handling of equity shares (Articles 8 and 9) and the election of directors and corporate auditors (Articles 17 and 24).

(2) An amendment to the Commercial Code, or Law Number 128 of 2001, which took effect on April 1, 2002, legalized the computerization of corporate documents and necessitated amendments to the regulations in the present Articles of Incorporation concerning record date (Article 10), exercise of voting rights by proxy (Article 14), minutes, or records of proceedings (Article 15), term-end dividends (Article 30), and interim dividends (Article 31). This law also established a system to replace existing convertible bonds with corporate bonds with future stock subscription rights and allowing the Board of Directors to determine the dividend reckoning date for the corporate bonds in question. Accordingly, the regulations concerning conversion periods for convertible bonds and payment of dividends (Article 33) were deleted from the present Articles of Incorporation.

(3) Regulations in Article 7 and higher were renumbered to reflect the deletion of Article 6 of the present Articles of Corporation.

2. Details of the amendments

The following chart shows the present Articles of Incorporation (on the left) and the proposal for amended Articles of Incorporation (on the right).

(Underlined portions indicate amendments.)

Present Articles of Incorporation	Proposal for amended Articles of Incorporation
Article 6. (Par value share face amounts) The face amount of each par value share to be issued by Tokyu Car Corporation shall be ¥50.	(Deleted)
Article 7. (Number of shares per unit (*tan-i*)) Each unit (*tan-i*) of stock shall consist of 1,000 shares. (New)	Article 6. (Numbers of shares per unit (*tangen*) and non-issuance of stock certificates of less than the minimum unit) Each unit (*tangen*) of stock shall consist of 1,000 shares. The Company shall not issue stock certificates of less than the minimum unit (*tangen*)except in cases stipulated by its regulations for handling equity shares.
Article 8. (Transfer Agent) Tokyu Car Corporation shall appoint a stock transfer agent. The selection of a transfer agent, or agency, will be carried out by the Board of Directors, and this selection will be announced. The shareholder registry (including the beneficial shareholder registry; hereinafter, the same) of Tokyu Car Corporation shall be made available in the transfer agent office for any clerical work, and Tokyu Car Corporation shall have the transfer agent deal with the stock transfer of equity shares, purchase shares in lots of less than the stipulated unit (*tan-i*), and do other clerical work having to do with equity shares, and Tokyu Car Corporation shall not handle these duties.	Article 7. (Transfer Agent) Tokyu Car Corporation shall appoint a stock transfer agent. The selection of a transfer agent, or agency, will be carried out by the Board of Directors, and this selection will be announced. The shareholder registry (including the beneficial shareholder registry; hereinafter, the same) of Tokyu Car Corporation shall be made available in the transfer agent office for any clerical work, and Tokyu Car Corporation shall have the transfer agent deal with the stock transfer of equity shares, purchase shares in lots of less than the stipulated unit (*tangen*), and do other clerical work having to do with equity shares, and Tokyu Car Corporation shall not handle these duties.
Article 9. (Regulations for handling equity shares) The types of share certificates, transfer of equity shares, purchase of shares in lots of less than the stipulated unit (*tan-i*), and other procedures and fees relating to equity shares shall be in accordance with the regulations determined by the Board of Directors for handling equity shares.	Article 8. (Regulations for handling equity shares) The types of share certificates, transfer of equity shares, purchase of shares in lots of less than the stipulated unit (*tangen*), and other procedures and fees relating to equity shares shall be in accordance with the regulations determined by the Board of Directors for handling equity shares.

Present Articles of Incorporation	Proposal for amended Articles of Incorporation
Article 10. (Record date) Tokyu Car Corporation stipulates that shareholders (including beneficial shareholders; hereinafter the same) with voting rights who are recorded in the shareholder registry on March 31 every year will be able to exercise their rights at the Ordinary General Meeting of Shareholders in that particular settlement term. When determining who shall receive interim dividends (the monetary distributions defined in Article 293-5 of the Commercial Code; hereinafter the same), Tokyu Car Corporation shall stipulate and make prior notification that shareholders and recorded pledgee who are recorded in the shareholder registry (including the beneficial shareholder registry; hereinafter the same) of a specified date, as well as those who have the right to be registered under the same, will be able to exercise their rights to receive an interim dividend.	Article 9. (Record date) Tokyu Car Corporation stipulates that shareholders (including beneficial shareholders; hereinafter the same) with voting rights who are recorded (in printed or electronic form) in the shareholder registry on March 31 every year will be able to exercise their rights at the Ordinary General Meeting of Shareholders in that particular settlement term. When determining who shall receive interim dividends (the monetary distributions defined in Article 293-5 of the Commercial Code; hereinafter the same), Tokyu Car Corporation shall stipulate and make prior notification that shareholders and recorded pledgee who are recorded (in printed or electronic form) in the shareholder registry (including the beneficial shareholder registry; hereinafter the same) of a specified date, as well as those who have the right to be registered under the same, will be able to exercise their rights to receive an interim dividend.
Article 14. (Exercise of Votings Rights by Proxy) When shareholders exercise their voting rights by proxy, the proxy they designate must also be a shareholder, with voting rights, of the Company and must submit proof of the same.	Article 13. (Exercise of Votings Rights by Proxy) When shareholders exercise their voting rights by proxy, the proxy they designate must also be a shareholder, with voting rights, of the Company. The shareholder, or the proxy, must submit proof of the same at the General Meeting of Shareholders.
Article 15. (Minutes) The proceedings of the General Meeting of Shareholders and result thereof shall be recorded in the minutes, and signed and sealed by the Meeting Chairman and attending directors.	Article 14. (Minutes) The proceedings of the General Meeting of Shareholders and result thereof shall be recorded (in printed or electronic form) in the minutes, and signed and sealed, in printed or electronic form, by the Meeting Chairman and attending directors.
Article 17. (Election) Directors shall be elected by a majority of the shareholders present who hold one-third or more of the shares with voting rights issued. Directors shall not be elected by cumulative votes.	Article 16. (Election) Directors shall be elected by a majority of the shareholders present who hold one-third or more of the voting rights of the total shareholders. Directors shall not be elected by cumulative votes.

Present Articles of Incorporation	Proposal for amended Articles of Incorporation
Article 24. (Election) Corporate auditors shall be elected by a majority of the shareholders present who hold one-third or more of the shares with voting rights issued.	Article 23. (Election) Corporate auditors shall be elected by a majority of the shareholders present who hold one-third or more of the voting rights of the total shareholders.
Article 30. (Term-End Dividend) Term-end dividends shall be paid to shareholders who are recorded in the shareholder registry (including the beneficial shareholder registry) on March 31 every year, as well as those who are officially registered pledgees.	Article 29. (Term-End Dividend) Term-end dividends shall be paid to shareholders who are recorded (in printed or electronic form) in the shareholder registry (including the beneficial shareholder registry) on March 31 every year, as well as those who are officially registered pledgees.
Article 31. (Interim Dividend) By resolution of the Board of Directors, interim dividends shall be paid to shareholders who are recorded in the shareholder registry (including the beneficial shareholder registry) on March 31 every year, as well as those who are officially registered pledgees.	Article 30. (Interim Dividend) By resolution of the Board of Directors, interim dividends shall be paid to shareholders who are recorded (in printed or electronic form) in the shareholder registry (including the beneficial shareholder registry) on March 31 every year, as well as those who are officially registered pledgees.
Article 33. (Convertible Bond Conversion Periods) For the purpose of the payment of interim and term-end dividends, convertible bonds that have been converted into ordinary shares from April 1 until September 30 of the same year, or from October 1 until March 31 of the next year, will be deemed to have been converted retroactively on April 1, or October 1, respectively.	(Deleted)